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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM U-3A-2
                                                      File No. _________________

     Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1


                          MAINE & MARITIMES CORPORATION

     hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
     (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

     Maine & Maritimes Corporation ("MAM"), is a corporation organized under the laws of Maine, having its principal place of business at 209 State Street, Presque Isle, Maine. MAM was formed by Maine Public Service Company ("Maine Public") to accomplish its reorganization into a new holding company structure through the completion of a "reverse triangular merger." Under the reorganization, Maine Public and Energy Atlantic, LLC ("Energy Atlantic") each became direct, wholly-owned subsidiaries of MAM, and Maine and New Brunswick Electrical Power Company, Limited ("M&NB") remained a subsidiary of Maine Public. To accomplish this reorganization Maine Public formed HoldCo as a subsidiary, and HoldCo formed a wholly-owned subsidiary ("MergeCo") that served as a vehicle for transitioning into the holding company structure. MergeCo was formed as a corporation organized under the laws of Maine, having its principal place of business at 209 State Street, Presque Isle, Maine. After obtaining all regulatory, non-regulatory and shareholder approvals for the transaction, Maine Public, MAM and MergeCo entered into an Agreement and Plan of Merger ("Merger Plan"). Under the Merger Plan, MergeCo merged into Maine Public, with Maine Public being the surviving entity. MergeCo no longer exists. Also on the merger date, each outstanding share of Maine Public's common stock was exchanged for one share of HoldCo's common stock. MAM will cancel all shares of MAM stock that were held by Maine Public prior to the merger. The stock of MergeCo, held by MAM prior to the merger, also will convert on the merger date to an equal number of shares of Maine Public's common stock. As a consequence of this share conversion of MergeCo shares held by MAM to Maine Public shares, Maine Public will become a subsidiary of HoldCo. Additionally, Maine Public plans to dividend its equity interest in Energy Atlantic to HoldCo. This transfer will result in Energy Atlantic becoming a direct wholly-owned subsidiary of HoldCo (MAM). The resulting corporate structure will consist of MAM with Maine Public and Energy Atlantic as direct, wholly-owned subsidiaries and M&NB remaining a subsidiary of Maine Public. Maine Public received a majority vote from its stockholders approving the reorganization at its 2003 Annual Meeting of Stockholders which took place on May 30, 2003, and closed the reorganization on June 30, 2003. Neither MAM nor MergeCo will be or become public utilities before or after the reorganization.

     Maine Public, a wholly-owned subsidiary of MAM, is a Maine corporation having its principal place of business at 209 State Street, Presque Isle, Maine. Maine Public provides transmission and distribution service to approximately 36,000 retail customers located in Aroostook County and a small portion of Penobscot County in northern Maine, and transmission service to three wholesale customers located in this area.

     Energy Atlantic, a wholly-owned subsidiary of MAM, is a Maine limited liability company having its principal place of business at 830 Main Street, Presque Isle, Maine. Energy Atlantic is an affiliated competitive energy provider, performing various non-core activities, such as the wholesale marketing of electric power and the sales of energy related products and services. On February 24th, 2003, Energy Atlantic announced its intent to withdraw from the northern Maine market (Maine Public's service territory) due to the lack of profitability in that market and other wholesale market factors. Energy Atlantic will continue to serve its existing retail contracts in northern Maine until they expire in February of 2004, and will remain active in the competitive energy service market in central and southern Maine and elsewhere.

     M&NB, a wholly-owned subsidiary of Maine Public, is a corporation organized under the laws of Canada. M&NB was the original parent company to Maine Public and until recently was the company that owned the generation assets of Maine Public which included the Tinker hydroelectric generating station in Canada. Following the enactment of Maine's Electric Industry Restructuring Act, Maine Public divested itself of its generation assets, including the Tinker facility which was sold in 1999. M&NB has not actively conducted any business following the sale of its assets and Maine Public has received permission from the Maine Public Utilities Commission to wind up and dissolve M&NB at some time in the future.

     Maine Public also has equity interests in two other companies, namely Maine Electric Power Company ("MEPCO") and Maine Yankee Atomic Power Company ("Maine Yankee"), however these companies are not subsidiaries of Central Maine as Central Maine owns, and expects to continue to own, less than 10% of the voting stock of each company. MEPCO is a transmission-only utility and its other owners are Central Maine Power Company with 78.3 percent and Bangor Hydro-Electric Company with 14.2 percent. MEPCO owns and operates a 345 kV transmission interconnection between Wiscasset and the Maine-New Brunswick border at Orient, Maine. Maine Public has a five percent equity interest in Maine Yankee. Maine Yankee consists of the former nuclear generating facility located in Wiscasset, Maine. The facility was taken out of service in the late 1990s and currently is in the process of being decommissioned and dismantled.

     Maine Public holds no interest, directly or indirectly, in any exempt wholesale generator (EWG) or foreign utility company.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

     The Maine Public transmission system comprises approximately 393 miles of transmission facilities and 1,714 miles of distribution facilities located in Aroostook County and a small portion of Penobscot County in northern Maine. Maine Public, however, is not directly interconnected with any portion of the United States transmission grid but is instead interconnected to New Brunswick, Canada. Although located in New England, Maine Public is not interconnected with, and is not a member of, the New England Power Pool ("NEPOOL"). Maine Public's only access to the United States transmission grid is an indirect one, over transmission facilities in Canada owned by New Brunswick Power Corporation ("NB Power") and WPS Canada Generation, Inc. (f/k/a PDI Canada, Inc.) ("WPS Canada"). Maine Public is interconnected directly with NB Power through three electric connections (two 69 kV transmission lines and one 138 kV transmission line) and indirectly through WPS Canada (two 69 kV transmission lines) with a total capacity of 200 MVA and an aggregate rated transfer capability of approximately 90 MW. NB Power is interconnected with the rest of the New England transmission grid by a 345 kV transmission line, the United States portion of which is owned by MEPCO. In recognition of the fact that Maine Public "owns, operates, or controls only limited and discrete transmission facilities (rather than an integrated transmission grid)," the Commission granted Maine Public a waiver from compliance with the full requirements of Order No. 889. Maine Public is a transmission-owning member of the Northern Maine Independent System Administrator, Inc. ("NMISA"). In connection with restructuring in the state of Maine, Maine Public has divested itself of all of its generation assets. Maine Public no longer owns generation and does not engage in the wholesale or retail marketing of generation.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

     (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

          None. Maine Public's wholly owned subsidiary, Energy Atlantic is active in retail energy marketing in certain areas in Maine as described above. Energy Atlantic does not fall within the Act's definition of a "public utility company" and therefore its energy sales are not included in this response.

     (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each company is organized.

          None.

     (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

          None.

     (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

         None.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          None.

     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

          None.

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

          None.

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

          None.

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

         None.


                                    EXHIBIT A

Exhibit A includes a corporate consolidating statement of income, consolidating statement of cash flows and consolidating balance sheet of Maine Public Service Company and its subsidiary companies for 2002. The consolidated column is as it appears in Maine Public's Annual Report to Shareholders for that year.


                                    EXHIBIT B

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

There are no EWGs or foreign utility companies in the holding company system.


The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 30th day of June, 2003.

                                           Maine & Maritimes Corporation


                                           /s/  Scott L. Sells
                                           -------------------
                                           Scott L. Sells
                                           General Counsel


CORPORATE SEAL

Attest:

/s/  Larry E. LaPlante
----------------------
Larry E. LaPlante
Clerk


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Scott L. Sells
General Counsel
Maine & Maritimes Corporation
c/o Curtis Thaxter Stevens Broder & Micoleau LLC
One Canal Plaza
P.O. Box 7320
Portland, Maine  04112-7320

                          Maine & Maritimes Corporation
                                   Form U-3A-2
                                    Exhibit A

Statements of Consolidated Income
For the Year Ended December 31, 2002


Revenues
   Operating Revenues                                            $38,302,463
   EA - Standard Offer Service Margin                              5,801,670
                                                                ------------
     Total Revenues                                               44,104,133
                                                                 -----------

Operating Expenses
   Energy Supply                                                   5,532,679
   T & D Operation and Maintenance                                14,489,191
   Depreciation                                                    2,420,215
   Amortization of Stranded Costs                                  8,761,233
   Amortization                                                      236,444
   Taxes Other Than Income                                         1,431,245
   Provision for Income Taxes                                      4,159,002
                                                                 ------------

     Total Operating Expenses                                     37,030,009
                                                                 ------------

Operating Income                                                   7,074,124
                                                                 ------------

Other Income (Deductions)
   Equity in Income of Associated Companies                          279,514
   Interest and Dividend Income                                      157,163
   Allowance for Equity Funds Used During
     Construction                                                      3,463
   Benefit (Provision) for Income Taxes                               19,366
   Other - Net                                                      (513,932)
                                                                -------------
     Total                                                           (54,426)
                                                                -------------

Income Before Interest Charges                                     7,019,698
                                                                -------------

Interest Charges
   Long-Term Debt and Notes Payable                                1,626,145
   Less Stranded Costs Carrying Charge                            (1,076,369)
   Less Allowance for Borrowed Funds Used During
     Construction                                                    (73,499)
                                                                -------------
   Total                                                             476,277
                                                                -------------

Net Income Available for Common Stock                            $ 6,543,421
                                                                 ============

Basic and Diluted Earnings Per Share of Common Stock             $      4.16

Average Shares Outstanding                                         1,573,865
                                                                 ============

Statements of Consolidated Cash Flows
For the Year Ended December 31, 2002


Cash Flow From Operating Activities
   Net Income                                                   $6,543,421
   Adjustments to Reconcile Net Income to
     Net Cash Provided by Operations:
       Depreciation                                              2,420,215
       Amortization                                              1,346,443
       Amortization of Deferred Gain from Asset Sale            (2,987,500)
       Deferred Income Taxes - Net                                 641,044
       Deferred Investment Tax Credits                             (30,521)
       Allowance for Funds Used During Construction                (76,962)
       Income on Tax-Exempt Bonds - Restricted Funds               (51,277)
       Change in Deferred Regulatory and Debt Issuance Costs    (1,883,614)
       Amortization of W-S Upfront Payment                       1,451,000
       Change in Benefit Obligations                             1,263,629
       Change in Current Assets and Liabilities:
         Accounts Receivable and Unbilled Revenue                  (85,518)
         Other Current Assets                                      109,589
         Accounts Payable                                       (1,503,760)
         Accrued Taxes and Interest                               (407,622)
         Other Current Liabilities                                   4,992
       Other - Net                                                 102,689
                                                             -------------

Net Cash Flow Provided By Operating Activities                   6,856,248
                                                              ------------

Cash Flow From Financing Activities
   Dividend Payments                                            (2,234,678)
   Retirements of Long-Term Debt                                (1,175,000)
   Short-Term Borrowings, Net                                   (1,150,000)
                                                               -----------

Net Cash Flow Provided By (Used For) Financing Activities       (4,559,678)
                                                                ----------

Cash Flow From Investing Activities
   Drawdown of Tax-Exempt Bond Proceeds                          3,717,467
   Stock Redemption from Associated Company                        375,277
   Investment in Electric Plant                                 (5,928,431)
                                                               -----------

Cash Flow (Used For) Investing Activities                       (1,835,687)
                                                               -----------

Increase (Decrease) in Cash and Cash Equivalents                   460,883
Cash and Cash Equivalents at Beginning of Period                 5,495,539
                                                              ------------
Cash and Cash Equivalents at End of Year                       $ 5,956,422
                                                               ===========

Supplemental Disclosure of Cash Flow Information:
   Cash Paid During The Period For:
     Interest                                                   $1,119,239
     Income Taxes                                               $4,028,408

Consolidated Balance Sheets
For the Year Ended December 31, 2002


Assets

Utility Plant
   Electric Plant in Service                                       $ 88,072,501
   Less Accumulated Depreciation                                     39,432,024
                                                                 --------------
     Net Electric Plant in Service                                   48,640,477
   Construction Work-In-Progress                                         95,921
                                                                 --------------
     Total                                                           48,736,398

Investments in Associated Companies                                   3,397,544
                                                                 --------------

Net Utility Plant and Investments in Associated Companies            52,133,942
                                                                 --------------

Current Assets:
   Cash and Cash Equivalents                                          5,956,422
   Accounts Receivable (less allowance for uncollectible
     accounts of $213,882 in 2002)                                    5,429,383
   Unbilled Revenue                                                   1,293,953
   Inventory                                                            561,829
   Income Tax Refund Receivable                                         216,810
   Prepayments                                                          261,614
                                                                 --------------

     Total                                                           13,720,011
                                                                 --------------

Regulatory Assets:
   Uncollected Maine Yankee Decommissioning Costs                    22,153,501
   Recoverable Seabrook Costs (less accumulated
   amortization and write-offs of $38,188,399 in 2002)               14,998,611
   Regulatory Assets - SFAS 109 & 106                                 7,161,604
   Deferred Fuel and Purchased Energy Costs                          13,132,485
   Regulatory Asset - Power Purchase Agreement Restructuring          5,803,750
   Unamortized Debt Expense (less accumulated amortization
     of $1,372,911 in 2002)                                           2,532,706
   Deferred Regulatory Costs, Net                                     1,409,092
                                                                 --------------

     Total                                                           67,191,749
                                                                 --------------

Other Assets:
   Restricted Investments (at cost, which approximates
      market)                                                         4,436,879
   Miscellaneous                                                        654,981
                                                                 --------------

     Total                                                            5,091,860
                                                                 --------------

Total Assets                                                       $138,137,562
                                                                 ==============

Capitalization and Liabilities
For the Year Ended December 31, 2002

Capitalization:
   Common Shareholders' Equity                                    $  47,029,071
   Long-Term Debt                                                    30,680,000
                                                                 --------------
     Total                                                           77,709,071
                                                                 --------------


Current Liabilities:
   Long-Term Debt Due Within One Year                                 3,085,000
   Notes Payable to Banks                                             2,800,000
   Accounts Payable                                                   3,523,506
   Accounts Payable - Associated Companies                              248,224
   Accrued Employee Benefits                                          1,336,087
   Dividends Declared                                                   582,423
   Customer Deposits                                                     27,202
   Taxes Accrued                                                         18,349
   Interest Accrued                                                     179,745
                                                                 --------------
     Total                                                           11,800,536
                                                                 --------------


Deferred Credits:
   Uncollected Maine Yankee Decommissioning Costs                    22,153,501
   Income Taxes                                                      22,270,998
   Investment Tax Credits                                               189,073
   Deferred Gain & Related Accounts - Generating
     Asset Sale                                                         468,440
   Miscellaneous                                                      3,545,943
                                                                 --------------
      Total                                                          48,627,955
                                                                 --------------


Total Capitalization and Liabilities                               $138,137,562
                                                                 ==============